Page 1 of 9 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Sinoenergy Corporation

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

82935B103

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[√]	Rule 13d-1(d)

______________________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 9 Pages

CUSIP No. 82935B103 Schedule 13G
1.	Names of Reporting Persons; I.R.S. Identification Nos. of Above Persons (Entities Only): CCIF Petrol Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions):

	(a)	[ ]

	(b)	[ ]

3.	SEC Use Only:

4.	Citizenship or Place of Organization: British Virgin Islands

Number of Shares Beneficially Owned By Each Reporting Person With:		5.	Sole Voting Power: 1,119,048*
		6.	Shared Voting Power: 0
		7.	Sole Dispositive Power: 1,119,048*
		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,119,048*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): [ ]

11.	Percent of Class Represented By Amount in Row (9): 7.0%

12.	Type Of Reporting Person (See Instructions): CO

* Please see note under Item 4.

Page 3 of 9 Pages

CUSIP No. 82935B103 Schedule 13G
1.	Names of Reporting Persons; I.R.S. Identification Nos. of Above Persons (Entities Only): China Century Investment Fund Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions):

	(a)	[ ]

	(b)	[ ]

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With:		5.	Sole Voting Power: 0
		6.	Shared Voting Power: 1,1419,048*
		7.	Sole Dispositive Power: 0
		8.	Shared Dispositive Power: 1,1419,048*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,1419,048*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): [ ]

11.	Percent of Class Represented By Amount in Row (9): 7.0%

12.	Type Of Reporting Person (See Instructions): CO

* Please see note under Item 4.

Page 4 of 9 Pages

CUSIP No. 82935B103 Schedule 13G

1.	Names of Reporting Persons; I.R.S. Identification Nos. of Above Persons (Entities Only): China Renaissance Capital Investment Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	[ ]

	(b)	[ ]

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With:		5.	Sole Voting Power: 0
		6.	Shared Voting Power: 1,119,048*
		7.	Sole Dispositive Power: 0
		8.	Shared Dispositive Power: 1,119,048*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,119,048*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): [ ]

11.	Percent of Class Represented By Amount in Row (9): 7.0%

12.	Type Of Reporting Person (See Instructions): CO

* Please see note under Item 4.

Page 5 of 9 Pages

ITEM 1(A).	NAME OF ISSUER:

Sinoenergy Corporation

ITEM 1(B).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

1603-1604, Tower B Fortune Centre
Ao City, Beiyuan Road,
Chaoyang District, Beijing,
People’s Republic of
China 100107

ITEM 2(A).	NAME OF PERSON FILING:

CCIF Petrol Limited (direct ownership)
China Century Investment Fund, Ltd.
China Renaissance Capital Investment Inc.

The foregoing persons are sometimes referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons.”

ITEM 2(B).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the principal business office of CCIF Petrol Limited is Kingston Chambers, P.O. Box 173, Road Town, Tortola, British Virgin Islands.  The address of the principal business office of each  of the other Reporting Persons filing this Schedule 13G is M&C Corporate Services Limited, P.O. Box  309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

ITEM 2(C).	CITIZENSHIP:

British Virgin Islands:
CCIF Petrol Limited

Cayman Islands:
China Century Investment Fund, Ltd.
China Renaissance Capital Investment Inc.

ITEM 2(D).	TITLE OF CLASS OF SECURITIES:

Common Stock, $0.001 par value

Page 6 of 9 Pages

ITEM 2(E).	CUSIP NUMBER:

82935B103

ITEM 3.	NOT APPLICABLE.

ITEM 4.	OWNERSHIP:

#*CCIF Petrol Limited owns (and each of the other Reporting Persons may be deemed to own) 3.0% Guaranteed Senior Convertible Notes due 2012 of the Issuer (the “Notes”) in principal amount of $4,700,000.  The Notes were initially convertible, at any time, into the Issuer’s common stock (the “Common Stock”) at the rate of 31,546 shares of Common Stock for each $100,000 principal amount of the Notes, which conversion rate is subject to adjustment pursuant to the terms of the indenture relating to the Notes.  On June 28, 2008, a downward reset was triggered pursuant to the terms of the indenture resulting in an adjusted conversion rate of 39,024 shares of Common Stock for each $100,000 principal amount of the Notes.  If, following the June 28, 2008 downward reset,  CCIF Petrol Limited had converted its Notes in full (and no other holders of Notes had converted), CCIF Petrol Limited would have held 5.5% of the outstanding shares of Common Stock.  On July 9, 2008, the Issuer’s shares of Common Stock underwent a 1 for 2 reverse split.  On March 28, 2009, a downward reset was triggered pursuant to the terms of the indenture resulting in an adjusted conversion rate of 23,810 shares of Common Stock for each $100,000 principal amount of the Notes.  Accordingly, as of the date hereof, the Notes held by CCIF Petrol Limited may be converted in 1,119,048 shares of Common Stock.

The percentages used in this Item 4 are calculated based upon 15,942,336 ordinary shares issued and outstanding as of December 31, 2008.

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to dispose or to direct the disposition:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
CCIF Petrol Limited	1,119,048	7.0%	1,119,048	0	1,119,048	0
China Century Investment Fund Ltd.	1,119,048	7.0%	0	1,119,048	0	1,119,048
China Renaissance Capital Investment Inc.	1,119,048	7.0%	0	1,119,048	0	1,119,048

1,119,048 shares of common stock are owned beneficially and of record by CCIF Petrol Limited. These shares may be deemed to be beneficially owned by China Century Investmet Fund Limited, the parent of CCIF Petrol Limited. China Renaissance Capital Investment Inc. is the sole director of China Century Investment Fund Limited and may be deemed to beneficially own the shares held by China Century Investment Fund Limited.

The board of directors of China Renaissance Capital Investment Inc. is consisted of Mark Qiu, Hung Shih, Li Zhenzhi, Charles Pieper and Nicole Arnaboldi. The board of directors of China Renaissance Capital Investment Inc. has the voting and investment powers over the shares held beneficially by China Century Investment Fund Limited. The board of directors of China Renaissance Capital Investment Inc. has delegated voting and investment powers relating to shares of the issuer held by China Century Investment Fund Limited and CCIF Petrol Limited to Messrs. Qiu and Li, and they may be deemed to have beneficial ownership over the 1,119,048 shares held by China Century Investment Fund Limited and CCIF Petrol Limited.  Each Reporting Person other than CCIF Petrol Limited and China Century Investment Limited and each of Ms. Arnaboldi and Messrs. Qiu, Li, Shih and Pieper disclaims beneficial ownership of the shares that may be deemed to be beneficially owned by such person, except to the extent of such person’s own pecuniary interest therein.

Page 7 of 9 Pages

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON:

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable

ITEM 10.	CERTIFICATION:

Not applicable

Page 8 of 9 Pages

SIGNATURE PAGE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 17, 2009

CCIF Petrol Limited

By:	/s/ Li Zhenzhi
Name: Li Zhenzhi
Title: Director

China Century Investment Fund Limited

By China Renaissance Capital Investment Inc., its sole director

By:	/s/ Li Zhenzhi
Name: Li Zhenzhi
Title: Director

China Renaissance Capital Investment Inc.

By:	/s/ Li Zhenzhi
Name: Li Zhenzhi
Title: Director

Page 9 of 9 Pages

EXHIBITS

Exhibit 1	Joint Filing Agreement